東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08004790

FILE No. 82-5176

August 15, 2008

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g3-2(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Quarterly Flash Report (Consolidated Basis) – Results for three months ended June 30, 2008 – (dated July 31, 2008);

Yours truly,

Kunio Aoki

Encls.
cc: Fuji Television Network, Incorporated

July 31, 2008

Quarterly Flash Report (Consolidated Basis)

Results for the three months ended June 30, 2008

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Senior Executive Managing Director, Investor Relations

Telephone: +81-3-5500-8258

Quarterly report filing date (Planned): August 13, 2008

(Figures less than ¥1 million have been omitted.)

1. Consolidated Financial Results of Three Months ended June 30, 2008

(1) Business Performance

Three Months ended June 30

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2008	141,769	—	9,530	—	11,943	—	6,989	—
2007	141,665	(3.5)	11,851	(35.5)	13,500	(33.1)	12,911	1.3

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2008	3,035.01	—
2007	5,606.31	—

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2008	669,464	460,130	68.0	197,717.21
March 31, 2008	677,000	456,077	66.7	195,967.51

(Reference) Total shareholders' equity: June 30, 2008: ¥455,361 million, March 31, 2008: ¥451,331 million

2. Dividends

Record date	Dividends per share				
	1st Quarter	2nd Quarter	3rd Quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
2008	—	1,800.00	—	1,800.00	3,600.00
2009	—	—	—	—	—
2009 (Forecast)	—	1,800.00	—	1,800.00	3,600.00

(Note) Revision of dividends forecast for this period: None

3. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	284,400	—	10,800	—	13,600	—
Fiscal year	579,100	0.6	28,700	17.8	32,800	21.2

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	7,400	—	3,213.07
Fiscal year	18,500	17.3	8,032.67

(Note) Revision of earnings forecast for this period: None

4. Other

1. Significant changes in subsidiaries during the subject period (Transfer of particular subsidiaries following a change in the scope of consolidation): None

2. Adoption of simplified accounting practices and special accounting policy for quarterly financial reporting: None

3. Changes from accounting methods, procedures and the presentation of the quarterly consolidated financial statements:
   1) Changes based on revision of accounting standards: Yes
   2) Changes other than 1) above: Yes

4. Number of shares issued and outstanding (Common share)
   1) Number of shares issued and outstanding (including treasury stock):
      June 30, 2008: 2,364,298 shares March 31, 2008: 2,364,298 shares
   2) Number of treasury stock
      June 30, 2008: 61,202 shares March 31, 2008: 61,202 shares
   3) Average number of shares outstanding for each period (cumulative term):
      Three months ended June 30 2008: 2,303,096 shares 2007: 2,303,096 shares

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

1. Qualitative Information on Business Performance (Consolidated)

The Japanese economy during the first quarter (the three months from April through June) was described in the government's *Monthly Economic Report* as the economic recovery was at a standstill, and that certain areas showed signs of weakness. Corporate earnings were down, while capital expenditure and consumer spending remained flat.

The advertising market saw a decline in ad placements overall, amid a growing sense of uncertainty regarding the economic outlook stemming from the aftereffects of the subprime loan crisis, rising product prices due to higher costs for raw materials, and other factors.

Amid this economic environment, the Fuji Television Group managed a 0.1% rise in first quarter net sales from the same period of the previous fiscal year to ¥141,769 million. Revenue was down in the Broadcasting, Program Production and Related Business, and Direct Marketing segments, but rose in the Video and Music, and Other segments. In terms of profitability, although the Direct Marketing segment moved into the black, and the Video and Music, and Program Production and Related Business segments performed well, a significant falloff in revenue in the Broadcasting segment resulted in operating income declining 19.6% from the same period of the previous fiscal year to ¥9,530 million, with recurring profit down 11.5% to ¥11,943 million. Net income declined 45.9% to ¥6,989 million, the result of extraordinary gains recorded in the same period of the previous fiscal year, including a ¥2,406 million gain on the sale of investment securities, and a ¥5,205 million gain on the sale of investments.

Results by operating segment are as follows.

Three Months ended June 30

	Sales			Operating income (loss)		
	2007	2008	Change	2007	2008	Change
	Millions of Yen	Millions of Yen	%	Millions of Yen	Millions of Yen	%
Broadcasting	103,137	93,698	(9.2)	11,898	8,572	(28.0)
Program production and related business	12,289	12,020	(2.2)	600	691	15.2
Direct marketing	15,811	15,605	(1.3)	(522)	337	—
Video and music	15,194	17,499	15.2	78	374	375.5
Other	12,570	19,929	58.5	(107)	(230)	—
Eliminated	(17,339)	(16,982)	—	(95)	(216)	—
Total	141,665	141,769	0.1	11,851	9,530	(19.6)

Broadcasting

Television broadcasting revenues declined overall, as increases in network time advertising sales (time advertising sales for nationwide broadcasts) stemming from the *Volleyball World Final Qualification for the Beijing Olympics* and other programs, failed to cover the year-on-year decline in spot advertising sales (sales for commercials that run between programs rather than as a program sponsorship) that reflected the harsh advertising market. Revenues from other operations in the Television Broadcasting business were also down,

a backlash from the positive results in the event, movie and video businesses a year earlier. As a result, sales in the Television Broadcasting division overall declined 9.1% from the same period of the previous fiscal year to ¥88,915 million. Operating expenses, meanwhile, fell 6.7% to ¥80,477 million. The broadcasting business cost declined as increases in depreciation and other expenses were exceeded by decreases in program production expenses, and other businesses cost decreased in line with the falloff in sales.

In the Radio Broadcasting division, sales fell 9.6% from the same period of the previous fiscal year to ¥4,790 million on declines in both broadcast and event revenue.

As a result, sales for the Broadcast segment overall decreased 9.2% from the same period of the previous fiscal year to ¥93,698 million, with operating income down 28.0% to ¥8,572 million.

Sales by Broadcasting Operations

Three Months ended June 30

	2007	2008	Change
	Millions of Yen	Millions of Yen	%
Television broadcasting			
Broadcasting operations	82,932	78,725	(5.1)
Broadcasting	75,438	70,702	(6.3)
Network time	33,024	33,177	0.5
Local time	5,344	5,125	(4.1)
Spot	37,069	32,400	(12.6)
Broadcasting related business	7,493	8,023	7.1
Other operations	14,918	10,190	(31.7)
Subtotal	97,850	88,915	(9.1)
Radio broadcasting	5,300	4,790	(9.6)
Elimination in the segment	(13)	(7)	—
Total	103,137	93,698	(9.2)

Program Production and Related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Each of the relevant subsidiaries worked to expand sales amid a continued difficult business climate for orders, but sales declined 2.2% from the same period of the previous fiscal year to ¥12,020 million. Operating income, however, rose 15.2% during the period to ¥691 million, due to efforts to trim costs.

Direct Marketing

This segment reflects the business results of Dinos Inc., which posted net sales down 1.3% from the same period of the previous fiscal year to ¥15,605 million. Sales in catalogue media rose from a year earlier, but this was insufficient to cover the declines in the television shopping business and the special event business, which was scaled back by cessation of less-profitable events. In terms of profitability, however, Dinos posted net income of ¥337 million (compared to a net loss during the same period of the previous fiscal year) stemming from improvements in the cost ratio, and efforts to reduce delivery costs and SG&A expenses.

Video and Music

Pony Canyon, Inc. achieved increases in both sales and operating income from the same period of the previous fiscal year. In the audio division, sales were up on the popularity of such artists as aiko and Shuchishin, while in the DVD sales division *Dragonball GT* continued to sell well, and titles such as the South Korean drama *Prince of the Legend* and the Fuji TV drama *Team Medical Dragon 2* proved to be hits. Fujipacific Music, Inc. recorded increases in both sales and operating income from the same period of the previous fiscal year on the back of strong performance in both the copyright and master recording divisions. As a result, sales in this segment rose 15.2% from the same period of the previous fiscal year to ¥17,499 million, with operating income up 375.5% to ¥374 million.

Other

Two consolidated subsidiaries were added to this segment, Sankei Living Shimbun, Inc., and Living Pro-Seed, Inc., and with the additional revenue from the merged company Quaras Inc., added in October 2007, sales in this segment rose 58.5% year on year to ¥19,929 million. Fusosha Publishing, Inc. recorded an increase in sales as income from hit book titles derived from programs such as *Hexagon Drill* made up for sluggish magazine advertising revenue. However, the company was unable to cover its operating expenses, and posted a net loss for the period. Quaras also posted a net loss due to the slowdown in the advertising market. As a result, the Other segment recorded an operating loss of ¥230 million.

Equity-Method Affiliates

Results from equity-method affiliates were positive, bolstered by the addition of three new companies, Nippon Planning Center, Inc., Pony Canyon Music, Inc., and Nihon Eiga Satellite Broadcasting Corporation, as well as Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.), now in its eighth year of operation and with the number of households able to view digital satellite broadcasts reaching 39.41 million at the end of June. Memory-Tech Corporation also substantially narrowed its operating loss from the same period of the previous fiscal year. As a result, return on investment in equity-method affiliates rose ¥319 million year on year to ¥787 million.

2. Qualitative Information on the Financial Position (Consolidated)

Total assets at the end of the subject first quarter (June 30, 2008) amounted to ¥669,464 million, a decrease of ¥7,536 million from the end of the previous fiscal year (March 31, 2008).

Total current assets amounted to ¥249,588 million, a decrease of ¥3,989 million from the end of the previous fiscal year. This was due mainly to a ¥8,563 million increase in marketable securities, and ¥6,459 million in lease investment assets included in other current assets from the subject fiscal year, against decreases of ¥7,649 million in cash and time deposits, and ¥6,961 million in trade notes and accounts receivable.

Total fixed assets were ¥419,876 million, a decline of ¥3,546 million. This was due mainly to application of the revised *Accounting Standard for Lease Transactions*, under which ¥4,609 million in lease assets that had been included in other tangible fixed assets at the end of the previous fiscal year were recorded in other current assets.

Total liabilities amounted to ¥209,333 million, a decrease of ¥11,589 million from the end of the previous fiscal year. This was due mainly to a ¥9,827 million decrease in trade notes and accounts payable.

Net assets amounted to ¥460,130 million, an increase of ¥4,053 million from the end of the previous fiscal year. Despite a ¥4,145 million decrease from distribution of retained earnings, net assets increased as a

result of the recording of ¥6,989 million in net income, and ¥1,111 million in retained earnings arising from the addition of new consolidated subsidiaries and equity-method affiliates.

Cash flows during the subject first quarter were as follows.

Cash provided by operating activities totaled ¥14,349 million, an increase of ¥19,450 million from cash provided during the same period of the previous fiscal year. Despite the ¥8,986 million decrease in income before income tax, cash increased due to a ¥6,376 increase in notes and accounts receivable, trade, and a ¥14,482 million decrease in payment of income tax.

Cash used in investing activities totaled ¥8,728 million, a decrease of ¥1,849 million in cash used during the same period of the previous fiscal year. This was due mainly to ¥14,539 million in proceeds from sale of investments in the U.S. music business during the previous fiscal year, and ¥3,451 million in expenditures for the acquisition of subsidiary shares following a change in the scope of consolidation, against decreases of ¥15,272 million in expenditures for the purchase of tangible fixed assets, and ¥5,593 million for the purchase of investment securities.

Cash used in financing activities totaled ¥3,992 million, a decrease of ¥1,676 million from cash used during the same period of the previous fiscal year. This was due mainly to a ¥800 million decrease in proceeds from long-term borrowings, against a ¥2,374 million decrease in dividends paid by the Company.

As a result, the balance of cash and cash equivalents at the end of the subject first quarter amounted to ¥80,877 million, an increase of ¥705 million from the end of fiscal 2008 (March 31, 2008), and a decrease of ¥2,073 million from the end of the same period of the previous fiscal year (June 30, 2007).

3. Qualitative Information on Forecasts (Consolidated)

Consolidated results for the subject first quarter have been basically in line with forecasts, and there is no change to the forecasts announced on May 15, 2008. Non-consolidated forecasts are unchanged from those announced the same day.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	June 30, 2008	March 31, 2008
	Millions of yen	Millions of yen
ASSETS		
Current assets:		
Cash and time deposits	56,978	64,627
Trade notes and accounts receivable	111,198	118,160
Marketable securities	29,456	20,893
Program rights and other products	19,240	21,253
Other current assets	33,074	28,987
Less allowance for doubtful accounts	(360)	(344)
Total current assets	249,588	253,577
Fixed assets:		
Tangible fixed assets		
Buildings and structures	113,113	114,378
Other tangible fixed assets	59,865	66,767
Total tangible fixed assets	172,978	181,146
Intangible fixed assets		
Goodwill	10,041	7,385
Other intangible fixed assets	40,558	40,543
Total intangible fixed assets	50,599	47,929
Investments and other assets		
Investment in securities	175,950	173,152
Other	22,140	23,095
Less allowance for doubtful accounts	(1,792)	(1,900)
Total investments and other assets	196,297	194,347
Total fixed assets	419,876	423,423
Total assets	669,464	677,000

	June 30, 2008	March 31, 2008
	Millions of yen	Millions of yen
LIABILITIES		
Current liabilities:		
Trade notes and accounts payable	44,389	54,216
Short-term borrowings	5,405	5,303
Allowance for sales returns	820	972
Allowance for directors' bonuses	74	309
Other current liabilities	52,000	54,622
Total current liabilities	102,690	115,425
Long-term liabilities:		
Corporate bonds	49,987	49,987
Long-term borrowings	4,164	4,454
Retirement allowance for employees	32,540	32,239
Retirement allowance for directors	2,054	3,172
Negative goodwill	10,054	10,154
Other long-term liabilities	7,841	5,490
Total long-term liabilities	106,643	105,497
Total liabilities	209,333	220,922
NET ASSETS		
Shareholders' equity:		
Paid-in capital	146,200	146,200
Capital surplus	173,664	173,664
Retained earnings	150,278	146,322
Treasury stock	(15,505)	(15,505)
Total shareholders' equity	454,638	450,682
Valuation and translation adjustments:		
Valuation difference on available-for sale securities	3,490	1,416
Revaluation difference on land	(463)	(463)
Translation adjustments	(2,303)	(302)
Total valuation and translation adjustments	723	649
Minority interests	4,769	4,745
Total net assets	460,130	456,077
Total liabilities and net assets	669,464	677,000

(2) Consolidated Statement of Income

	Three months ended June 30, 2008
	Millions of Yen
Net sales	141,769
Cost of sales	91,681
Gross profit	50,088
Selling, general and administrative expenses:	40,558
Operating income	9,530
Non-operating revenues:	
Dividends	1,542
Equity in earnings of affiliates	787
Others	715
Total	3,045
Non-operating expenses:	
Interests	226
Rental fee	243
Others	162
Total	631
Recurring profit	11,943
Extraordinary gain:	
Gain on the sale of fixed assets	126
Reversal of allowance for doubtful accounts	48
Others	15
Total	189
Extraordinary loss:	
Loss on disposal of fixed assets	79
Valuation losses on investment securities	64
Others	31
Total	175
Income before income taxes	11,957
Income taxes and enterprise taxes	3,715
Adjustment for income taxes	1,200
Total	4,915
Minority interests	52
Net income	6,989

(3) Consolidated Statement of Cash Flow

	Three months ended June 30, 2008
	Millions of yen
Cash flows from operating activities:	
Income before income tax	11,957
Depreciation	5,662
Interest and dividend receivable	(1,690)
Interest expenses	226
Equity in earnings of affiliates	(787)
Decrease (increase) in notes and accounts receivable, trade	10,183
Decrease in inventories	2,032
(Decrease) increase in notes and accounts payable	(9,827)
Others	(2,882)
Subtotal	14,874
Proceeds from interests and dividend income	1,977
Payment of interests	(17)
Payment of income taxes	(2,485)
Net cash provided by operating activities	14,349
Cash flows from investing activities:	
Payments of purchase of tangible fixed assets	(3,646)
Payments of purchase of intangible fixed assets	(1,499)
Payments of purchase of investment securities	(206)
Payments of purchase of subsidiary shares due to the change of scope of consolidation	(3,451)
Others	74
Net cash used in investing activities	(8,728)
Cash flows from financing activities:	
Decrease in short-term borrowings	(155)
Repayment of long-term borrowings	(333)
Dividends paid by the Company	(3,472)
Dividends paid to minorities	(31)
Others	(0)
Net cash used in financing activities	(3,992)
Effect of exchange rate changes on cash and cash equivalents	(1,836)
Net increase (decrease) in cash and cash equivalents	(208)
Cash and cash equivalents at the beginning of the term	80,171
Increase in cash and cash equivalents of the change of the scope of consolidation	913
Cash and cash equivalents at the end of the term	80,877

Effective the fiscal year ending March 2009, the Company applies "Accounting Standard for Quarterly Reporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Implementation Guidance for Accounting Standard for Quarterly Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares quarterly reports according to "Rules for Quarterly Consolidated Financial Statements."

(4) Note on assumptions for going concern

Not applicable

(5) Segment Information

1. Industry segment information

Three months ended June 30, 2008

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidation
Net sales: 1. Net sales to third parties	88,312	4,895	15,553	17,014	15,993	141,769	—	141,769
2. Intra-group net sales and transfers	5,386	7,124	52	484	3,935	16,982	(16,982)	—
Total sales	93,698	12,020	15,605	17,499	19,929	158,752	(16,982)	141,769
Operating income	8,572	691	337	374	(230)	9,746	(216)	9,530

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting and radio broadcasting
Program production and related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Publishing, advertising, temporary agency services, movables leasing, software development, etc.

2. Geographical segment information

For the three months ended June 30, 2008, geographical segment information is not disclosed because businesses within Japan occupied more than 90% of total sales of all segments.

(6) Notes in the event of major changes in shareholders' equity

Not applicable.

FOR REFERENCE

Consolidated Statement of Income

	Three months ended June 30, 2007	
	Millions of Yen	%
Net sales	141,665	100.0
Cost of sales	89,724	63.3
Gross profit	51,940	36.7
Selling, general and administrative expenses:		
1. Selling expense	28,010	
2. General and administrative expenses	12,078	
Total	40,088	28.3
Operating income	11,851	8.4
Non-operating revenues:		
1. Dividends	1,218	
2. Amortization of consolidated difference	467	
3. Rental fee	289	
4. Others	459	
Total	2,435	1.7
Non-operating expenses:		
1. Interests	238	
2. Rental fee	295	
3. Others	252	
Total	786	0.6
Recurring profit	13,500	9.5
Extraordinary gain:		
1. Gain on the sale of investment securities	2,406	
2. Gain on the sale of investments	5,205	
3. Others	17	
Total	7,629	5.4
Extraordinary loss:		
1. Loss on disposal of fixed assets	164	
2. Others	21	
Total	185	0.1
Income before income taxes	20,944	14.8
Income taxes and enterprise taxes	4,933	
Adjustment for income taxes	2,771	
Total	7,705	5.5
Minority interests	327	0.2
Net income	12,911	9.1

(3) Consolidated Statement of Cash Flows

	Three months ended June 30, 2007
	Millions of yen
Cash flows from operating activities:	
1. Income before income tax	20,944
2. Depreciation	4,741
3. Interest and dividend receivable	(1,321)
4. Decrease (increase) in notes and accounts receivable, trade	3,806
5. (Decrease) increase in notes and accounts payable	(9,234)
6. Others	(8,620)
Subtotal	10,315
7. Proceeds from interests and dividend income	1,576
8. Payment of income taxes	(16,967)
9. Others	(24)
Net cash provided by operating activities	(5,100)
Cash flows from investing activities:	
1. Payments on purchase of tangible fixed assets	(18,919)
2. Payments on purchase of intangible fixed assets	(1,854)
3. Payments on purchase of investment securities	(5,798)
4. Others	15,993
Net cash used in investing activities	(10,578)
Cash flows from financing activities:	
1. Dividends paid by the Company	(5,846)
2. Others	177
Net cash used in financing activities	(5,668)
Effect of exchange rate changes on cash and cash equivalents	(26)
Net increase (decrease) in cash and cash equivalents	(21,374)
Cash and cash equivalents at the beginning of the term	104,324
Cash and cash equivalents at the end of the term	82,950

(4) Segment Information

1. Industry segment information

Three Months ended June 30, 2007 (Millions of Yen)

	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidation
Net sales	103,137	12,289	15,811	15,194	12,570	159,004	(17,339)	141,665
Operating expenses	91,239	11,689	16,334	15,115	12,678	147,057	(17,243)	129,813
Operating income (loss)	11,898	600	(522)	78	(107)	11,947	(95)	11,851

2. Geographical segment information

For the three months ended June 30, 2007, geographical segment information is not disclosed because businesses within Japan occupied more than 90% of total sales of all segments.

[Reference] Non-Consolidated Financial Results of Three Months ended June 30, 2008

Business Performance

Three Months ended June 30 Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2008	88,915	—	8,438	—	11,029	—	7,030	—
2007	97,850	(0.5)	11,632	(23.6)	13,832	(22.4)	8,464	(38.0)

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2008	3,052.81	—
2007	3,675.06	—

END